United States securities and exchange commission logo





                             August 31, 2021

       Cole Smith
       Chief Executive Officer
       GZ6G Technologies Corp.
       8925 West Post Road, Suite 102
       Las Vegas, Nevada 89148

                                                        Re: GZ6G Technologies
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-256224

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

       Amendment No. 2 to Form S-1 filed August 23, 2021

       Cover Page

   1. The offering of shares by your selling shareholders remains unclear. Your cover page disclosure does not
reconcile with the information in your Selling Stockholders table on page 21. For example,
the number of shares being registered on behalf of selling
                                                        stockholders does not
match. Please revise.
 Cole Smith
FirstName LastNameCole
GZ6G Technologies  Corp.Smith
Comapany
August 31, NameGZ6G
           2021        Technologies Corp.
August
Page 2 31, 2021 Page 2
FirstName LastName

Risk Factors
We are partly dependent on our partner network company..., page 15

2. We note your response to prior comment 8. Here or in the Description of Business section, please provide additional details on your relationship with CenturyLink, including whether you have any written agreements in place.
Selling Stockholders, page 20

3. Explain why neither selling stockholder owns any shares in the Company prior to this offering when the disclosure on your cover page makes clear that the Company has received 100% of the proceeds from the sale of shares to the selling stockholders.
The Offering, page 21

4. Substantially revise to disclose the material terms of your Equity Purchase Agreement.
         For example, discuss any conditions to initiating a put under the Agreement. Make clear that the Company initiates a put and the investor is obligated to purchase all of the shares under the put for $.30 per share regardless of the market price of the Company's common stock.
Description of Business
Company Overview, page 26

5. We note the additional detail provided about the current status of the business for the
         Green Zebra Smart Networks division in response to prior comment 13. Please also describe the current revenue-generating activities, customers, and the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with your planned products and services for your other divisions. Refer to Item
         101 of Regulation S-K.
6. We note your disclosure here and in the Prospectus Summary that the Green Zebra Smart
         Networks division expects to begin onboarding clients in August 2021 and is "hopeful that our Green Zebra Smart Network Irvine, California local office will begin generating revenue in recurring revenue by the middle to the end of 2022." However, it also states
         "The Company is not yet generating revenue and we have not yet finished executing contracts; however, we are in negotiations with two different venues that we hope to finalize by the end of December 2021" (page 6) or "by the end of September" (page 30).
         Please reconcile these timelines. Please also update the July and August 2021 plans described in this section to indicate whether they were executed. Market Opportunity, page 30

7. Please address prior comment 15 by disclosing the nature of the "relationships with large public companies smart solutions teams selling" your products and services.
 Cole Smith
GZ6G Technologies Corp.
August 31, 2021
Page 3
Sponsorship Commitments & Current Contracts, page 32

8. In prior comment 9, we noted your disclosure that GZ6G has relationships with Fortune
      500 companies and "many of these companies have annual budgets of $20 million to $50 million for marketing opportunities to consumers through GZ6G Technologies Wi-Fi networks." Please describe your basis for concluding that these companies have budgets set for your networks and how you determined the amount of those budgets. Hardware and Software Solutions Today, page 34

9. Please describe the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with the GZ6G chip. Executive Summaries, page 50

10. Please provide the business experience during the last five years for Messrs. Hale and
      Procanik, including principal occupations and employment and the name and principal business of any corporation or other organization in which those occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K. Security Ownership of Certain Beneficial Owners and Executive Management, page 54

11. We note your response to prior comment 19. Please include the shares underlying Mr.
      Smith's Class A preferred stock in his common share holdings in the security ownership table even though they were not compensation pursuant to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameCole Smith
                                                           Division of
Corporation Finance
Comapany NameGZ6G Technologies Corp.
                                                           Office of Technology
August 31, 2021 Page 3
cc:       Sharon Mitchell
FirstName LastName